TELUPAY INTERNATIONAL INC.
First Island House, Peter Street
St. Helier, Jersey, Channel Islands, JE4 8SG
Telephone: +44 (0) 1534 789999

VIA EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

Re:       Telupay International Inc.
             Registration Statement on Form S-1/A Filed June 13, 2014
             File No. 333-195903
             Acceleration Request for Registration Statement

          Telupay International Inc. (the "Company") as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the "Commission") that the registration statement be permitted to become effective at 3:00 p.m., Washington, D.C. time, on Wednesday, June 25, 2014, or as soon thereafter as is practicable. Please advise our counsel, Daniel Dex, of McMillan LLP, at telephone direct: (604) 691-6839 or facsimile direct: (604) 893-7623; of any questions you may have respecting this request.

         In connection with our request for acceleration we confirm that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, the Company hereby confirms that there have been no material adverse trends in terms of the Company's financial condition and results of operations since the end of its fiscal quarter ended December 31, 2013.

Yours very truly,

TELUPAY INTERNATIONAL INC.

Per:       /s/ Adrian Ansell
Name:  Adrian Ansell
Title:    President, Chief Executive Officer and a director